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03012379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H & S Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2744 Sand Hill Road
(No. and Street)

Menlo Park (City) CA (State) 94025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary H. Marshall 415-781-0793
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, 22nd Floor, Long Beach, CA 90802
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH, D.C.
165

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BP
3/11/03

OATH OR AFFIRMATION

I, Mary H. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H & S Securities, LLC, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

CHELSEA A. EDWARDS
Commission # 1343696
Notary Public - California
San Francisco County
My Comm. Expires Feb 17, 2006

Mary H Marshall
Signature

Financial & Operations Principal
Title

Chelsea A. Edwards
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H & S SECURITIES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee of
H & S Securities, LLC

We have audited the accompanying statement of financial condition of H & S Securities, LLC (the Company) as of December 31, 2002, and the related statement of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H & S Securities, LLC at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
February 25, 2003

H & S SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

ASSETS	
Cash	$ 13,468
Prepaid expenses	341
TOTAL ASSETS	$ 13,809

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 3,000
MEMBERS' EQUITY	
Member capital	24,500
Accumulated deficit	(13,691)
	10,809
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 13,809

The accompanying notes are an integral part of these statements.

H & S SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	
Commissions	$ 990
EXPENSES	
NASD and regulatory fees	1,881
Professional fees	3,264
Other	1,404
	6,549
NET LOSS	($ 5,559)

The accompanying notes are an integral part of these statements.

H & S SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2002	$ 18,000	($ 8,132)	$ 9,868
MEMBER CONTRIBUTIONS	8,000		8,000
LESS: RECEIVABLE FROM MEMBER	(1,500)		(1,500)
NET LOSS		(5,559)	(5,559)
BALANCE AT DECEMBER 31, 2002	$ 24,500	($ 13,691)	$ 10,809

The accompanying notes are an integral part of these statements.

H & S SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($ 5,559)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in:	
Prepaid expenses	174
Accrued expenses	200
Net Cash Used In Operating Activities	(5,185)
CASH FLOW FROM FINANCING ACTIVITIES	
Member contributions	6,500
Net Cash Provided By Financing Activities	6,500
NET INCREASE IN CASH	1,315
CASH AT BEGINNING OF YEAR	12,153
CASH AT END OF YEAR	$ 13,468
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for:	
Franchise tax	$800

The accompanying notes are an integral part of these statements.

H & S SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

H & S Securities, LLC (the Company) is a limited (introducing) broker-dealer organized in 2000 to transact mutual fund transactions and variable insurance products under the Securities and Exchange Act of 1934. The Company received its certificate as a broker/dealer in February 2002 from the California Department of Corporations. The Company is a member of the National Association of Securities Dealers, Inc.

Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions are recorded on a trade-date basis as transactions occur.

Income Taxes

The Company is a limited liability company (LLC) and, as such, the income is taxable to the individual members. Therefore, no provision has been made for federal or state taxes on income. The Company does provide for taxes assessed on LLCs. The state franchise tax is included in other expenses on the statement of operations.

H & S SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $10,468, which was $5,468 in excess of its required net capital of $5,000. The Company's net capital ratio was .29 to 1.

NOTE 3 – Related Parties

The majority of the members of the Company are also partners in the firm of Hood & Strong LLP, a certified public accounting firm. Hood & Strong LLP formed H & S Financial Advisors, LLC, a registered investment advisory firm, H & S Private Client Insurance Services, LLC, an insurance agency, and H & S Securities, LLC to conduct investment advisory services for its clients. Members of the Company are also members of the other two LLCs.

The Company has an affiliate expense agreement with Hood & Strong, LLP, whereby Hood & Strong, LLP will pay for all shared operating expenses and the Company will pay for all expenses directly related to the broker-dealer activities.

H & S SECURITIES, LLC

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2002

CREDITS	
Members' equity per company's unaudited X-17A-5 Part IIA filing	$ 13,809
Net audit adjustments	(3,000)
MEMBERS' EQUITY	10,809
DEBITS	
Nonallowable assets:	
Prepaid expenses	341
NET CAPITAL	10,468
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $5,000 OR 1/15 OF AGGREGATE INDEBTEDNESS OF $3,000	5,000
Excess net capital	$ 5,468
Excess net capital at 1000%	$ 10,168
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.29 to 1.0
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 13,468
Net audit adjustments	(3,000)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 10,468
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	None
Net audit adjustments	3,000
AGGREGATE INDEBTEDNESS	$ 3,000

H & S SECURITIES, LLC

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2002

1. Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 as of December 31, 2002.

2. Information Relating to Possession or Control Requirements under rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 as of December 31, 2002.

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Management Committee of
H & S Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of H & S Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
February 25, 2003